Bass, Berry & Sims PLC

July 27, 2012

Via EDGAR and Hand Delivery

Mr. Michael McTiernan

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Granite Hotel Properties, Inc.
Registration Statement on Form S-4
Filed June 27, 2012
File No. 333-182352

Gaylord Entertainment Company
Form 10-K for the year ended December 31, 2011
Filed February 24, 2012
File No. 001-13079

Dear Mr. McTiernan:

On behalf of Granite Hotel Properties, Inc. (“Granite”) and Gaylord Entertainment Company (“Gaylord” and, together with Granite, the “Companies”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-4, which was initially filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2012 (the “Registration Statement”). For your convenience, we have enclosed herein four marked copies of Amendment No. 1, which have been marked to show changes made to the original Registration Statement, as well as four unmarked copies of Amendment No. 1.

Set forth below are the Companies’ responses to the comments of the Staff of the Commission (the “Staff”) contained in its letter to the Company dated July 23, 2012. For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Companies’ responses thereto. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted below.

Registration Statement on Form S-4

General

1.	Given the filing by TRT Holdings, Inc. and Robert B. Rowling announcing their solicitation in opposition to the proposed transaction, please be advised that the Office of Mergers & Acquisitions is reviewing your filing and will provide comments to you under separate cover.

Response: The Companies acknowledge the Staff’s comment.

2.	Please advise us whether Granite intends to treat itself as a successor to Gaylord for purposes of the Exchange Act and Securities Act after consummation of the merger. If so, please provide an analysis of the ability to do so under applicable rules. In addition, please advise us whether the survivor company intends to file Exchange Act and Securities Act documents on Gaylord’s EDGAR page. We may have further comment.

Response: After further consideration, the Companies have decided to include Gaylord, a Delaware corporation, as a co-registrant to Amendment No. 1. Gaylord intends to merge with and into Granite, with Granite being the surviving entity (the “Merger”). As a result of the Merger, Granite intends to treat itself as a successor to Gaylord. An analysis of Granite’s ability to treat itself as a successor is set forth below.

Rules 12g-3(a) and 12b-2

Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides that, where in connection with a succession merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as Granite’s common stock) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) (such as Gaylord’s common stock), the unregistered securities shall be deemed registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions. None of these exceptions are applicable to Granite or the Merger.

A “succession” is defined in Rule 12b-2 as the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. The assets and liabilities of Granite after the Merger will be the same as those of Gaylord immediately before the Merger. Similarly, the stockholders of Gaylord immediately before the Merger will be the stockholders of Granite immediately after the Merger. In such a case, Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3(a) to indicate in a Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed issued. Granite intends to file such a Form 8-K promptly following the Merger.1

Similarly, since Gaylord is a “large accelerated filer” as defined by Rule 12b-2 of the Exchange Act, Gaylord believes that Granite should be treated as a large accelerated filer upon completion of the Merger. Granite will comply with the requirements of the Exchange Act that apply to large accelerated filers. The Staff has previously concurred with the position that a successor issuer would be a successor to a company’s status as an accelerated filer under Rule 12b-2 of the Exchange Act.2

[1]

See GulfMark Offshore, Inc. (available January 12, 2010) (“GulfMark”), Aether Systems, Inc. (available April 26, 2005) (“Aether”) and Doskocil Companies Incorporated (available March 24, 1995) (“Doskocil”)

[2]	See GulfMark, supra and Aether, supra

On the basis of the foregoing, it is Gaylord’s position that upon consummation of the Merger, Granite common stock will be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3(a). Gaylord further believes that Granite, as a successor to Gaylord, will be deemed a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

Form S-3, S-4 and S-8

Following the Merger, Granite plans to file a Form S-3 shelf registration statement to register shares of its common stock to be distributed to stockholders as part of the distribution of its accumulated earnings and profits required in connection with the REIT conversion. Gaylord believes that Granite should be entitled to rely on General Instruction I.A.7 to Form S-3 in determining whether it shall be deemed to have satisfied conditions 1, 2, 3 and 5 to General Instruction I.A.

General Instruction I.A.7 provides that a successor registrant shall be deemed to have met the conditions for eligibility to use Form S-3 set forth in General Instruction I.A.1, 2, 3 and 5 of Form S-3 if its predecessor and it, taken together, do so, provided the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor.

Pursuant to the Merger, Granite’s assets and liabilities will be the same as those of Gaylord immediately before the Merger. Although a holding company will not be formed in connection with the Merger because Gaylord will be merging into its direct (rather than indirect) subsidiary and the state of incorporation will not change, it is Gaylord’s understanding that these differences are not material to the purpose of, or the policy underlying, General Instruction I.A.7. In every way, Granite will be the successor to Gaylord—it will succeed to the assets, liabilities and businesses of Gaylord immediately prior to the Merger. If Granite were precluded from including the activities of Gaylord in determining availability of Form S-3, it would impose the onerous burden of filing a registration statement on Form S-1, without providing stockholders with any meaningful additional disclosure or serving any useful purpose. The Staff has concurred with the conclusion that General Instruction I.A.7 applied in similar contexts involving the merger of an issuer into its direct subsidiary where the state of incorporation did not change.3 Moreover, the fact that the primary purpose of the Merger is to implement certain ownership limitations and transfer restrictions customary for real estate investment trusts, in Gaylord’s view, does not override the application of General Instruction I.A.7. In a similar context involving a holding company structure where the sole purpose of the transaction was to effect transfer restrictions, the Staff took the position that the surviving company was entitled to include the activities of its predecessor when determining its eligibility to use Form S-3 under General Instruction I.A.7.4 Furthermore, in a transaction where the primary purpose was to effect certain maritime ownership and transfer restrictions, the Staff took position that the surviving company was entitled to include the activities of its predecessor when determining its eligibility to use Form S-3 under

[3]	See GulfMark, supra and Aether, supra
[4]	See Aether, supra and Doskocil, supra

General Instruction I.A.7.5 Similarly, Gaylord believes that its reporting history prior to the completion of the Merger may be used to determine whether Granite “satisfies the registrant requirements for use of Form S-3” as such phrase is used in the General Instruction to Form S-8.

On the basis of the discussion above, upon consummation of the Merger, it is Gaylord’s understanding that Granite will be entitled to take into account Gaylord’s reporting history prior to the Merger in determining whether Granite (i) is eligible to use Form S-3, (ii) “meets the requirements for use of Form S-3” as the phrase is used in General Instruction B.1.(a) and B.1.(b) of Form S-4 under the Securities Act and (iii) “satisfies the registrant requirements for use of Form S-3” as such phrase is used in the General Instructions to Form S-8. It is Gaylor’s expectation that Granite, as a successor issuer of Gaylord (a well-known seasoned issuer (“WKSI”)), will qualify as a WSKI upon consummation of the Merger. Granite intends to file an automatic shelf registration statement following the Merger to register shares of its common stock to be distributed to stockholders as part of the distribution of its accumulated earnings and profits, and Granite anticipates that such shelf registration statement would become effective automatically pursuant to Rule 462(e) under the Securities Act.

Commission File Number.

In Release No. 34-38850 (July 18, 1997), the Commission eliminated Form 8-B, which pertained to the registration of securities of certain successor issuers under Section 12 of the Exchange Act, effective September 2, 1997. In connection with such action, the Commission adopted amendments to Rule 12g-3 under the Exchange Act to include any transactions or securities that previously were covered by Form 8-B, but not by Rule 12g-3. Under Rule 12g-3, as amended, the securities of a successor to an issuer whose securities are registered under Section 12(b) also will be deemed registered under Section 12(b). Under this Rule, successor issuers automatically inherit the Exchange Act reporting obligations of their predecessors and file a Form 8-K to note the succession.

In this regard, the Commission had previously assigned a “Commission File Number” to registrants at the time they filed a Form 8-A or Form 8-B for purposes of Exchange Act reporting. The Release discussed above did not specifically address how, in light of the elimination of Form 8-B, a Section 12(b) successor registrant would obtain a Commission File Number. However SEC Division of Corporation Finance Compliance and Disclosure Interpretations (updated February 13, 2012) (the “CD&Is”), at Question 150.01 (under “Exchange Act Rules”), relating to the succession of an issuer pursuant to Rule 12g-3 under the Exchange Act, states that “[t]he securities of a successor issuer described in Rule 12g-3 are deemed to be registered under Section 12 by operation of law, and no Exchange Act registration statement on Form 8-A or any other form therefore need be filed. Under Rule 12g-3(f), the successor must file a Form 8-K with respect to the succession transaction using the predecessor’s file number. After the Form 8-K is filed, a new number will be generated for the successor company.” Interpretation 150.01 of the CD&Is does not specifically address the question of whether a Section 12 successor registrant can succeed to the Commission File Number of its predecessor.

[5]	See GulfMark, supra

As Granite will be the successor to Gaylord and it is Gaylord’s view that the stockholders of Granite, the surviving entity, would benefit from the convenience and simplicity of being able to access all of Gaylord’s and Granite’s filings under the Exchange Act in one location on the Commission’s Next-Generation EDGAR System, it is Gaylord’s understanding that upon consummation of the Merger, Granite can assume and use the Commission file number currently used by Gaylord. The Staff has taken similar positions with respect to successors in similar situations.6 Upon consummation of the Merger, Granite intends to utilize Gaylord’s existing EDGAR filer codes.

Conclusion

Based on the foregoing analysis, it is Gaylord’s conclusion that the Merger qualifies as a “succession” as defined in Rule 12b-2 of the Exchange Act, and, therefore, Granite will qualify as a successor issuer to Gaylord under Rule 12g-3(a) of the Exchange Act upon completion of the Merger. In addition, as a successor issuer, Granite will qualify as a “large accelerated filer” under Rule 12b-2 of the Exchange Act. Upon consummation of the Merger, Granite may include the reporting history of Gaylord in determining its eligibility for use of registration statements under Forms S-3 (including as a WKSI), S-4 and S-8 and may assume and use the Commission file number currently used by Gaylord.

In addition, after reviewing a number of Commission no-action letters, it is Gaylord’s understanding that Granite, upon the completion of the Merger as a successor issuer to Gaylord, will be entitled to the following relief: (i) for purposes of Rule 414 under the Securities Act, Granite may file post-effective amendments to Gaylord’s existing Form S-8 registration statements and such registration statements will be deemed to be Granite’s registration statements (allowing Granite to continue offerings registered thereby as contemplated by Rule 414), (ii) Gaylord’s prior reports may be taken into account in determining Granite’s compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act, (iii) the average weekly trading volume in Gaylord common stock during the periods specified in Rule 144(e)(1) may be taken into account in determining the limitation on the amount of Granite common stock that may be sold pursuant to Rule 144(e) and (iv) those affiliates of Gaylord who have filed statements on Schedule 13D or 13G will not be required to file additional or amended statements on Schedule 13D or 13G solely as a result of the merger; provided that they state in their next required amendment to Schedule 13D or 13G that Granite is deemed the successor issuer of Gaylord for purposes of filings under Section 13(d) of the Exchange Act. At the request of the Commission, Gaylord will be glad to submit additional analysis explaining Gaylord’s current understanding of items (i)-(iv) expressed above.

[6]	See Interactive Intelligence, Inc. (available April 27, 2011), The Mosaic Company (available February 3, 2011) and GulfMark, supra

Questions and Answers about the Special Meeting, the REIT Conversion and the Merger, page 1

Q. Will the REIT conversion change our current operational strategy?, page 6

3.	Please revise the last sentence in the first paragraph of your answer to briefly expand upon the approval rights you retain under your management agreements and briefly describe limitations to such rights.

Response: The disclosure has been revised on page 6 as suggested by the Staff’s comment.

Q. Will I have to pay federal income taxes as a result of the merger?, page 10

4.	Please supplement your disclosure under this heading to state that shareholders will be subject to federal income taxes in connection with the special E&P distribution.

Response: The disclosure has been revised on page 10 as suggested by the Staff’s comment.

Proposal 1

Background of the REIT Conversion and the Merger, page 58

5.	Please provide us with copies of board books, financial presentations and other materials considered by the board in its consideration of liquidity alternatives.

Response: On behalf of Gaylord, we are providing under separate cover a copy of materials responsive to this request on a supplemental basis. These materials are being provided to the Staff pursuant to Rule 418 under the Securities Act, and in accordance therewith, we request that such materials be returned promptly to us following completion of the Staff’s review. In addition, on behalf of the Companies, we will be requesting confidential treatment for such materials under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. § 200.83.

Our Business

Our Relationship with Marriott

Purchase Agreement with Marriott, page 78

6.	Please provide a brief description of the material conditions of the purchase agreement.

Response: The description suggested by the Staff’s comment has been provided on page 78.

Pro Forma Financial Information

7.	We note that the unaudited pro forma financial data gives effect to your sale of the Gaylord Hotels brand and the management rights of your four major hotels, as well as the REIT conversion. Please revise to disclose and distinguish in separate columns the adjustments related to the sale of the brand and management rights from those related to the REIT conversion.

Response: The presentation of unaudited pro forma financial data on page 94 has been revised as suggested by the Staff’s comment.

Notes to Unaudited Condensed Pro Forma Financial Statements

(a) Special E&P Distribution, page 97

8.	We note that you assumed the special E&P distribution was approximately $432.5 million, comprised of 20% or $86.5 million in cash, and 80% or $346 million in shares of your common stock. Please clarify and disclose how you calculated the assumed amount of the special E&P distribution and your basis for the 80/20 split between common stock and cash.

Response: In response to the Staff’s comment, the Companies revised the disclosure in note (a) to the unaudited pro forma financial data to explain in greater detail the amount of the special E&P distribution and the basis for the payment of a dividend of 80% stock and 20% cash.

9.	We note that the special E&P distribution does not consider the effect of any change to the conversion price on your 3.75% Convertible Note that might result from the distribution. Please expand your disclosure to discuss the possible changes to the conversion price and the effect these changes would have on the pro forma adjustment. To the extent material, please provide a sensitivity analysis of the potential impacts given hypothetical changes to the conversion price on your 3.75% Convertible Note that might result from the distribution.

Response: In response to this comment, the E&P distribution amount in the pro forma balance sheet has been revised, and is now presented net of amounts allocated to holders of convertible notes, which has the effect of reducing the special E&P distribution. Amounts allocated to the convertible notes are not reflected in the pro forma financial statements and are based on the number of shares of common stock issuable upon conversion of the notes due to an adjustment of the conversion price resulting from the special E&P distribution and the value of a share of our common stock on the date of the adjustment. Potential changes to the estimated conversion price will not have any effect on any of the pro forma adjustments or amounts presented in the pro forma financial statements. Because the proforma number of weighted average shares outstanding will change based on the trading price of our common stock, we noted this correlation. We reviewed the potential change in the earnings per share amounts based on 10% increases or decreases in the assumed stock price, and for the periods presented, the change in earnings per share amounts were 1% or less, which we did not deem material. Therefore, we did not add this information to the note.

(b) Deferred Management Rights Proceeds and Gain on Sale of Intellectual Property, page 97

10.	We note that the $210 million from Marriott have been preliminarily allocated to $190 million for the right to manage your Gaylord Hotel properties and $20 million to intellectually property. Please disclose the basis of your allocation and the assumptions utilized. In addition, please disclose a calculation of the amount adjusted for within the pro forma financial statements.

Response: Subsequent to the initial filing of the S-4, Gaylord performed further analysis to allocate the $210 million received from Marriott between the right to manage its Gaylord Hotel properties and the intellectual property. This further analysis confirmed Gaylord’s initial allocation of the purchase price disclosed in the pro forma financial information on page 97. Therefore, the allocation has not been revised, but disclosures of the basis of the allocation and the assumptions utilized in this further analysis have been provided on page 97. Disclosure of the calculation of the amount adjusted for within the pro forma financial statements has been added on page 97.

(c) Management Agreement, page 97

11.	Please revise to disclose your calculation of the adjustment and explain how the adjustment amount was calculated. Your calculation should distinguish the base management fee component from the incentive management fee component.

Response: Note (c) to the unaudited pro forma financial data on page 97 has been revised as suggested by the Staff’s comment.

(d) Income Taxes, pages 97 – 98

12.	Please revise to disclose your calculation of the adjustment. In your response, please provide us with a table disclosing the amounts related to the items bulleted as being a part of the non-taxable items of a REIT and those items bulleted as being a part of a taxable REIT subsidiary (TRS). These amounts should be reconciled to the actual income before income taxes and discontinued operations for the year ended December 31, 2011 and three months ended March 31, 2012 disclosed on your consolidated statement of operations.

Response: The disclosure on pages 97-98 has been revised to include a table detailing the amounts allocated to each item of income for the REIT and the TRS. The disclosure reconciles to the actual income before taxes and discontinued operations. In addition, the disclosure includes a table detailing the components of the adjustment to income tax expense.

13.	We note that interest costs associated with debt owed by the company is considered non-taxable. Please clarify whether any of the debt is associated with the TRS. If debt is associated with the TRS, please clarify why a portion of the interest costs is not allocated to the TRS.

Response: An allocation of interest costs to the TRS entities was included in the original calculation; however, this was not listed in the bulleted detail of activities. The allocation of interest expense for the TRS is calculated as a percentage of the balance due to the REIT for historical intercompany loan balances. This item has been added to the detail of activities in the disclosure on page 97.

14.	We note that corporate administrative costs are allocated to REIT operations and those of the TRS. Please tell us and disclose your methodology for allocating these costs.

Response: Corporate administrative costs of services are allocated directly to the operating units based on the benefit to be derived by that operating unit of the specific service, and the disclosure on page 97 has been revised to reflect this methodology.

15.	We note the resultant net income of the TRS is taxed at an average rate of 39.23%. Please tell us and disclose your basis for utilizing this average rate.

Response: The disclosure has been revised on page 97 to note that the average rate of 39.23% is an estimate based on the apportionment and effective state tax rates the states in which Gaylord currently operates.

(e) Deferred Income Taxes, page 98

16.	Please enhance your disclosure to provide more detail of the deferred tax assets and liabilities reversed as a result of your REIT election. In your disclosure include a table of the asset and liabilities being reversed by type. Additionally, we note your disclosure that the actual reversal will vary depending on the assets with the TRSs at the time of conversion. Please provide additional information regarding the current estimate of the assets within the TRS, the basis for management’s estimate, a range of possible changes and their effects on the pro forma adjustment.

Response: The disclosure has been revised on page 98 to include a table detailing the assets and liabilities being reversed as a result of the REIT election.

The current estimate of deferred taxes within the TRS is $56 million. Deferred tax assets relate mainly to reserves and accruals, net operating loss and credit carryfowards and performance stock grants. Deferred tax liabilities relate mainly to property and equipment. These deferred amounts were determined based on the separate company results of the operations of the TRS business units. Gaylord does not anticipate any event that will materially change these estimates, and the disclosure has been revised to reflect this assumption.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overall Outlook, page 103

17.	To the extent material, please revise to address management’s view regarding whether the decline in convention visitations represents a material trend that may impact RevPAR on a going-forward basis.

Response: The disclosure on page 103 has been revised in response to the Staff’s comment.

Impact of the Consummation of the Marriott Sale Transaction and the REIT Conversion, page 105

18.	Please discuss the components of your estimated REIT expenses in greater detail.

Response: The disclosure on pages 23, 93, 105 and 133 has been revised in response to the Staff’s comment.

Key Performance Indicators, page 108

19.	Please supplement your second bulleted item in this section to explain how you actually calculate ADR.

Response: The disclosure in the second bulleted item has been revised on page 108 to explain that ADR is calculated as room revenue divided by the number of rooms sold.

Liquidity, page 133

20.	We note that your senior debt arrangement restricts your ability to utilize the net proceeds from the sale to Marriott to satisfy certain debts and, further, that the merger may also trigger your obligation to tender come of your outstanding senior notes. Please revise to discuss your plans to satisfy the noted obligations, including an estimate of the amount you will have to tender for, if practicable, and expand on the prospective impact on your long-term liquidity if you are unable to renew, extend or refinance such obligations.

Response: The disclosure on page 134 has been revised in response to the Staff’s comment.

21.	Please also supplement your disclosure in this section with an expanded discussion of anticipated cash uses for the next fiscal year, including estimated development/re- development costs. For example, please discuss your plans to renovate the remaining rooms at the Gaylord Palms.

Response: The disclosure on page 133 has been revised in response to the Staff’s comment.

Part II Information Not Required in Prospectus

Exhibits, page II-4

22.	We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft should be filed as EDGAR correspondence.

Response: The Companies acknowledge the Staff’s comment. The Companies advise the Staff that, to the extent an exhibit is not being filed with Amendment No. 1, the Companies intend to submit that exhibit to the Commission as promptly as possible once the exhibit is available. Drafts of the legal and tax opinions will be provided supplementally by us under separate cover.

Gaylord Entertainment Company Annual Report on Form 10-K for the fiscal year ended December 31, 2011

Note 19 – Information Concerning Guarantor and Non-Guarantor Subsidiaries

23.	We note you have provided condensed consolidating financial information for the parent company issuer, guarantor and non-guarantor subsidiaries. Please confirm and revise to disclose, if true, that each subsidiary guarantor is 100% owned by the parent company issuer and all guarantees are full, unconditional, joint and several. Reference is made to Rule 3-10(i)(8) of Regulation S-X.

Response: Gaylord confirms that each subsidiary guarantor to its 6.75% Senior Notes due 2014 and 3.75% Convertible Senior Notes due 2014 is 100% owned by the parent company and all guarantees are full and unconditional and joint and several as contemplated by Rule 3-10 of Regulation S-X. Gaylord will include the disclosures required under Rule 3-10(i)(8) of Regulation S-X in future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

*        *        *         *        *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (615) 742-6275.

Very truly yours,

/s/ F. Mitchell Walker, Jr.

F. Mitchell Walker, Jr.

[Enclosures]

Cc:	Jerard Gibson, Attorney-Advisor
Kevin Woody, Accounting Branch Chief
Wilson Lee, Staff Accountant
Carter R. Todd, Gaylord Entertainment
Company & Granite Hotel Properties,
Inc.
Stuart M. Finkelstein, Skadden, Arps, Slate,
Meagher & Flom LLP